UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2020

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-232690) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On August 4, 2020, Autolus Therapeutics plc (the “Company”) announced the appointment of Jay T. Backstrom, M.D., M.P.H. to the Company’s Board of Directors (the “Board”), effective August 1, 2020.

Dr. Backstrom will serve as a Class I director, with an initial term expiring at the Company’s 2022 annual meeting of stockholders, and will serve on the Board’s Research & Development Committee. In connection with the appointment of Dr. Backstrom to the Board, the Board approved an increase in the size of the Board from seven to eight members.

Dr. Backstrom’s compensation for his services as a director will be consistent with the terms of the Company’s non-executive director compensation policy, as described under “Director Compensation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2020, as amended on June 30, 2020. Pursuant to the Company’s non-executive director compensation policy, Dr. Backstrom will be granted an initial, one-time equity award of options to purchase 25,000 of the Company’s ordinary shares or American Depositary Shares (“ADSs”) representing its ordinary shares, with an exercise price equal to the closing price of the Company’s ADSs on August 3, 2020, the first business day after the date of appointment. The award will vest and become exercisable in equal monthly installments through the third anniversary of Dr. Backstrom’s date of appointment to the Board, subject to his continued service to the Company through each applicable vesting date. The Company also entered into its standard deed of indemnity agreement for directors and officers with Dr. Backstrom, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333- 224720) filed with the SEC on June 8, 2018.

There are no arrangements or understandings between Dr. Backstrom and any other persons pursuant to which Dr. Backstrom was appointed as a director, and there are no related-party transactions in which Dr. Backstrom has an interest requiring disclosure.

Resignation of Chief Medical Officer

On August 4, 2020, the Company announced Dr. Vijay Peddareddigari has resigned as the Company’s Senior Vice President, Chief Medical Officer, effective August 7, 2020, in order to relocate back to the United States. Dr. Peddareddigari’s resignation is not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company thanks Dr. Peddareddigari for his service to the Company and wishes him the best in his future endeavors.

Appointment of New Officer

On August 4, 2020, the Company announced the appointment of Dr. Nushmia Khokhar as the Company’s Senior Vice President, Clinical Development, effective August 1, 2020.

On August 4, 2020, the Company issued a press release announcing the aforementioned changes to the Board and management team, which is furnished as Exhibit 99.1 to this Report.

EXHIBIT LIST

Exhibit	Description
99.1	Press release dated August 4, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: August 26, 2020	By:	/s/ Christian Itin
		Name	Christian Itin, Ph.D.
		Title:	Chief Executive Officer